

Mail Stop 4561

August 27, 2015

Jaime Ellertson
President and Chief Executive Officer
Everbridge, Inc.
25 Corporate Drive, Ste. 400
Burlington, MA 01803

  Re: Everbridge, Inc.
    Draft Registration Statement on Form S-1
    Submitted July 31, 2015
    CIK No. 0001437352

Dear Mr. Ellertson:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. Please provide support for your statement that you are a leading global provider of SaaS-based unified critical communications solutions.

2. We note your statement here and in the business section that you derive substantially all of your revenue from subscriptions to your critical communications applications. Please revise this statement to also indicate that you generate the substantial majority of your revenue from your Mass Notifications application. Also, please clarify whether you consider all of your applications to be critical communications applications.

Industry Background, page 3

3.   With respect to every third-party statement in your prospectus, such as the information provided by Gartner, Inc., please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Key Trends Driving a Fundamental Shift in Communication, page 3

4.   Your disclosure indicates that a 2015 report by Gartner, Inc. estimates that $1.5 trillion of information technology expenditure will be for communications in 2015. As it appears that this estimate covers all IT communications, please revise to clarify the estimated size of the market for your offerings. In this regard, we note your disclosure that you are in the unified critical communications market.

Selected Risks Affecting Our Business, page 6

5.   We note that you have derived a substantial majority of your revenue from the sale of your Mass Notification application. Please revise to quantify the percentage of your revenue derived from the sale of this application for each period presented in your financial statements. Make similar revisions to the related risk factor on page 16.

6.   We note that your executive officers, directors and principal stockholders will own a significant percentage of your stock and will be able to exert significant control following the completion of this offering. Please revise here to disclose the total percentage of voting power to be held by these persons following the offering.

Summary Consolidated Financial and Other Data, page 10

7.   We note that you may use a portion of the proceeds from this offering to repay all or a portion of the outstanding principal and interest under the Bridge Bank loan agreement. Please revise your pro forma EPS disclosures on pages 10 and 49 to give effect to the number of shares issued whose proceeds will be used to repay your debt and adjusted for the amount of related interest expense avoided. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations for both the numerator and denominator. Refer to SAB Topic 3.A. by analogy, and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Risk Factors

Risks Related to Our Business and Our Industry

Interruptions or delays in service from our third-party data center providers…, page 21

8.   We note that interruptions in your services might cause you to issue refunds to customers. Please tell us whether you have issued a material amount of refunds, either individually or in the aggregate, in the past.

Use of Proceeds, page 43

9.   To the extent you intend to use any material portion of the proceeds to discharge indebtedness under your loan agreement with Bridge Bank, please revise to set forth the interest rate and maturity of such indebtedness. Additionally, tell us whether any of the indebtedness to be discharged was incurred within one year, and if so, revise to describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 of Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

10.   Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. For example, consider discussing your dependence on sales of your Mass Notification application and your plans for further global expansion of your business. Additionally, revise your key metrics discussion on page 52 to include a discussion of any material known trends and uncertainties relating to these metrics. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

Presentation of Financial Statements, page 52

11.   Please correct your footnote number references on page 53 to align with those on pages 13 and 14 of the "Summary Consolidated Financial and Other Data – Key Metrics" section that includes reconciliations of Adjusted Gross Margin and Free Cash Flow.

Liquidity and Capital Resources, page 61

12.   Please tell us your consideration for disclosing the amount of cash and cash equivalents currently held outside of the U.S. and the potential impact of repatriating the

undistributed earnings of any foreign subsidiary. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Sources of Funds

Credit Facility with Silicon Valley Bank, page 62

13.   We note that you entered into a loan agreement with Bridge Bank. Please revise to disclose the current amounts available for borrowing under the loan agreement and to clarify whether you are currently in compliance with the loan agreement's financial and non-financial covenants.

Critical Accounting Policies

Common Stock Valuations

Common Stock Valuation Methodology, page 69

14.   Please revise to disclose that estimates of the fair value of common stock related to future option grant awards using the methodologies described will not be necessary once the underlying common shares begin trading after IPO effectiveness.

Business, page 74

15.   We note your disclosure on page 51 that you generally enter into contracts ranging from one to three years in length, and that you generally bill and collect payment annually in advance. We also note that subscription services are typically noncancelable. Please tell us your consideration for disclosing as backlog the remaining dollar amounts to be billed under existing multi-year contracts, in accordance with Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings for your multi-year contracts are expected to have a significant impact on the variability of your revenues and results of operations, tell us whether you considered including both a quantitative and qualitative discussion of such billings in MD&A. We refer you to Section III.B.1 of SEC Release No. 33-8350.

Key Benefits of Our Solutions and Competitive Strengths

Globally Local, page 79

16.   We note that you have direct relationships with suppliers and carriers in multiple countries to ensure delivery in compliance with local, technical and regulatory requirements. Please revise to summarize material agreements, if any, with these suppliers or carriers and tell us what consideration you have given to filing any such agreement. See Item 601(b)(10) of Regulation S-K.

Our Customers, page 85

17.   We note your discussion here and elsewhere of your Microtech subsidiary. While we
        note that Microtech generates an immaterial amount of your revenue in any given year,
        please advise us of the operations of Microtech and tell us what consideration you have
        given to briefly describing such operations in your prospectus.

Management

Board Committees

Compensation Committee, page 93

18.   You disclose that Mr. Grayson, a 31.2% beneficial owner of your common stock, will
        serve as the chairman of your compensation committee. Please provide us with your
        analysis in support of the board's determination that Mr. Grayson will satisfy the
        requirements for independence under the rules of the NASDAQ Stock Market and the
        Commission. In this regard, explain to us how you concluded that Mr. Grayson is
        independent for the purposes of the NASDAQ Listing Rules and Exchange Act Rule
        10C-1.

Certain Relationships and Related Party Transactions

Investors' Rights, Voting and Co-Sale Agreements, page 109

19.   Please revise to identify those individuals with whom you have entered into investors'
        rights, voting and first refusal and co-sale agreements.

Where You Can Find Additional Information, page 133

20.   Please remove the phrase "qualified in all respects." In this regard, please note that
        descriptions in the prospectus must be materially complete.

Index to Consolidated Financial Statements

Everbridge, Inc. and Subsidiaries

Consolidated Balance Sheets, page F-4

21.   Revise the description of common stock in stockholders' deficit to disclose the amount of
        issued and outstanding shares on a pro forma basis.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-12

22.   Please tell us, and revise to clarify, whether you tested goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value followed by the two-step quantitative test if required, or instead applied the two-step quantitative test for each reporting unit at the outset. As part of your response, please explain how you considered ASC 350-20-35-8A in your goodwill impairment testing.

Note 8. Income Taxes, page F-21

23.   We note that your effective tax rate was impacted by a foreign rate differential during fiscal 2014. Tell us your consideration to disclose those foreign jurisdiction(s) that most significantly impacted your effective tax rate.

24.   We note your disclosure on page F-24 that no deferred tax liability has been recognized for temporary differences related to unremitted earnings of certain consolidated foreign subsidiaries since you currently plan to permanently reinvest such earnings. Please revise to disclose the amount of undistributed foreign earnings for which you have not provided any U.S. income tax. In addition, please revise to disclose the amount of the unrecognized deferred tax liability related to undistributed earnings or include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2b and 50-2c.

Nixle, LLC

Financial Statements as of December 31, 2013 and for the Year Ended December 31, 2013

Independent Auditor's Report, page F-51

25.   In your amended filing, please include an auditor's report referencing that the audit was conducted "in accordance with auditing standards generally accepted in the United States of America." Refer to AU-C Section 700.31 of the AICPA Professional Standards.

General

26.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

27.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

28.   Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: C. Thomas Hopkins, Esq.
        Cooley LLP